Exhibit 1.01

Conflict Minerals Disclosure and Report

This is the Conflict Minerals Report of Mesa Laboratories, Inc. (“Mesa”) for calendar year 2021 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 3467716 for definitions to the terms used in this Report, unless otherwise defined herein.

In accordance with the rules, Mesa undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in components for manufacturing Mesa’s products. In conducting its due diligence, Mesa applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.

As a company in the manufacturing business, Mesa does not engage in the actual mining of conflict minerals. Mesa does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries.

Despite having conducted a good faith reasonable country of origin inquiry, Mesa has concluded that our supply chain remains “DRC conflict undeterminable”. We have reached this conclusion due to the breadth and complexity of our products and respective supply chain. It will take time for many of our suppliers to verify the origin of all of the minerals. Using our supply chain due diligence processes, driving accountability within the supply chain by leveraging the industry standard CFSI/CFS program, and continuing our outreach efforts we hope to further develop transparency into our supply chain.

Mesa’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of conflict minerals who provide those conflict minerals to our suppliers.

Mesa’s due diligence measures included:

●	Determining which conflict minerals are necessary to the functionality or production of a product manufactured or contracted to be manufactured by Mesa.

●	Adopting a Conflict Mineral Evaluation Procedure and integrating said procedure with the Mesa procurement processes to flow down Mesa’s Conflict Minerals requirements to suppliers.

●	Conducting a “Reasonable Country of Origin Inquiries” (RCOI) for “in scope” suppliers to ensure traceability throughout our supply chain to establish the origin of Conflict Minerals.

●	Discontinuing business with any supplier determined as “uncommitted” to compliance.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides an exemption for issuers with one or more products that are “DRC conflict undeterminable.”

Conflict Mineral Disclosure

As a result of our due diligence efforts, Mesa has no reason to believe that for calendar year 2021 any conflict minerals used in components for manufacturing Mesa’s products originated in the Democratic Republic of the Congo or an adjoining country.